Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

August 2, 2011

Excerpts from Earnings Presentation (August 2, 2011):

•	Overwhelming approval of the combination by both sets of shareholders

•	Business Combination Agreement sets framework for integration planning

•	Integration planning teams identified and project governance established

•	Validation and quantification of synergies post announcement yielded increased synergy targets (€400 million cost synergies and at least €150 million revenue synergies)

•	High-level roadmap for synergy realization completed and initial mapping of functions across both organizations completed

•	All business, IT and Support functions have begun integration planning on both sides

•	Integration planning work stream around Culture, Change and Communication will be kicked-off in early August

Estimated Timeline	Context

Aug 4: End of DG Comp Phase I

•    Expect press release from DG Comp on decision to refer case to Phase II •        90 additional working days to review

Sept/Oct: DG Comp

investigation continues

•   DG Comp will investigate preliminary concerns and give NYSE Euronext and Deutsche Boerse opportunity to respond

Late 2011: expected wrap up of competition reviews

•    Decision by full “college” of 27 European Commissioners

•         Expect other required approvals to dovetail with competition conclusion

    Good working relationship with regulators and officials

    Articulating our compelling case for clearance:

        Tremendous benefits for end-users

Meaningful yet prudent reduction of capital requirements (~$3bn) in an increasingly challenging capital environment

Substantial reduction in operational complexity and duplicative infrastructure

Strengthens and improves efficiency of EU capital markets

Empirical evidence of expected improvements in liquidity and reduction of volatility will reduce cost of capital for governments and end-users

Reduces systemic risk

Impact on competition is not significant

Regulatory reform ensures competition between listed and OTC derivatives markets will not only continue, but be invigorated through standards, clearing and transparency

Minimal product overlap today between NYX and DB1

Announced new entrants to compete directly include LSE, BATS/Chi-X, NDAQ and CME

Excerpts from Second Quarter 2011 NYSE Euronext Earnings Conference Call

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Shifting to slide 19, I wanted to spend the next couple of slides talking a bit about the merger process with Deutsche Boerse. Slide 19 focuses on where we stand with regard to integration planning. With the strong support of our shareholders behind us, we are moving beyond the votes and focusing on the various regulatory streams that we have to work through, as well as our integration planning.

On integration, we have already made some tough decisions together, which have been laid out in the business combination agreement, so the framework for operating Newco is already in place and it is very clear who is responsible for what through the closing.

Next, a key list of integration planning topics was identified early in the process and resulted in an increase in our synergy targets as we found more similarities than originally assumed. For example, we were able to find more common ground than we expected on our future IT architecture.

Already in the second quarter, we have formed a joint and dedicated integration planning team, named the senior managers in charge of running the integration planning effort and established full-fledged integration teams, including divisional experts and project support personnel. The future management team is also working to set the goals and priorities for the integration planning process until closing, so we feel very confident as a team that we have set ambitious and achievable targets.

With the overwhelming support for the transaction provided by shareholders from both companies, management attention has shifted towards receiving the requisite non-objection declarations from regulators, as well as preparing the ground for a swift and effective integration post-closing.

Lastly, while the integration teams will continue to drill down into the synergy targets, we will also begin to focus on some of the softer aspects of the integration, including setting the foundation for the harmonization of our two cultures. This is a complex cross-border deal and our goal is to create a culture of performance that matches our leadership position in the global exchange space.

Given both companies’ strong and rich histories of operating in international environments, as well as the specific examples of teamwork that I have just outlined as our teams begin to work together, a good example of which was winning overwhelming approval from the shareholders of both companies, I am confident that we will be successful in integrating our cultures.

Shifting to slide 20, I wanted to spend a few minutes outlining the European commission review process and the benefits of our combination for all customers and users and the markets. Of particular focus for us is the European commission review process, which really has been ongoing for some time through pre-notification discussions after we announced our transaction and recently with our final competition filing, which we submitted in late June.

This week, the competition authorities in the EU are expected to complete the first phase of their investigation during which they have collected opinions from our peers, customers, competitors and other stakeholders. Some of the views that the commission has collected have already been disclosed publicly and it should not surprise any of us on this call that our competitors have been the most vocal about their concerns regarding our pending business combination. This was expected and we have absolute confidence that the commission will carefully consider the source of these objections.

Let’s make it clear that we expect to be notified by the competition authorities later this week, that we will embark on a Phase 2 process. For our part, we continue to run a very diligent and comprehensive process in close collaboration with our colleagues at DB to respond to requests from the commission. Our deal is the right answer for the European capital markets. Putting our two companies together will create tremendous benefits for all customers and end-users in terms of capital efficiency and operational simplification and cost reduction.

Secondly, it will strengthen and improve efficiency of the EU capital markets in terms of liquidity, lower volatility and cost of capital. And it is important to note that any negative impact on competition is not significant given the global nature of derivative markets, the increasing competition between OTC and listed markets generally and in derivatives specifically and the simple well-known fact that NYX and DB1 don’t really compete against one another. The only area of overlap in our current business models is in some single-named derivatives and of course, we are only two of many players in those markets.

With respect to competition issues, we don’t want to front-run the regulators, but my guess is that their focus will be on what conditions may be placed on us, not how to make or break the deal. This is a process that lends itself to speculation and we understand that. Not surprisingly, a lot of the speculation has been driven by our competitors, as I mentioned earlier and much of it has focused on remedies, in particular some who have opined on whether we would be asked to dispose of certain businesses like our NYSE Liffe or Eurex derivatives franchises.

Obviously European derivatives are a critically important part of our combination providing synergies, capital efficiencies and other significant shareholder and customer benefits. And of course, as in any deal, at some point, the logic of the combination would not hold together, but we think the regulators are weighing the issues carefully and will provide a thoughtful and balanced approach.

So in short, we are giving them what they need to consider the issues presented, but we can’t and won’t predict the outcome of their deliberations, but we will continue to collaborate. We are confident that the benefits that our combination will provide the clients and the market overall do and will continue to resonate with regulators and we look forward to continuing our constructive discussions with the commission and the case team in Brussels. Still hopeful that we will be able to close our transaction in 2011.

Lastly, just some concluding remarks. In closing, our results for the quarter were solid and we are pleased with the progress we are making on our strategy to create a global capital markets community that will empower our clients to innovate and collaborate. As a result of our diversification efforts over the past several quarters, our business model is much better positioned to weather lackluster trading volume cycles as we saw particularly in this quarter.

We have additional drivers of growth gaining traction with interest rate futures on NYSE Liffe US and NYPC. The clearing and post-trade businesses will continue to be a particular area of focus for us as a combined company and we have strong growth coming from our Technology segment in 2011 and beyond.

We continue to see momentum in our Listings franchise, securing the number one position in global IPOs for the second consecutive quarter and lastly, with our respective shareholder votes behind us, we are fully focused on the regulatory approval process targeting a close for our business combination with Deutsche Boerse in 2011. With that, we would be happy to open the line for your questions. Thanks for listening.

Question and Answer Session

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Operator: Alex Kramm, UBS.

Alex Kramm: Hey, good morning. Just wanted to quickly shift gears to the deal, in particular that slide where you highlight the benefits for end users. Now when I look at the reduction in capital requirements, in particular, that $3 billion, I mean looking at that and talking to some, the broker folks in the industry, it sounds like people are generally very excited about this and I think they made that case heard in their antitrust submissions.

I think the big issue is to really have confidence with some of these numbers though. So hoping to see if there will be anything else that you can provide in the future. I mean if I look at that $3 billion number, I look back what CME and CDOC did in 2004, I mean I probably can come up with a number like that myself.

So I think what people struggle with, in particular on the dealer side, is can we put portfolios together, show them to you and you can tell us, hey, this is really what we are getting, in particular given that there are different regulatory frameworks between Eurex and Liffe and other challenges, but probably will take some time to put that together. So any commentary would be great there. Thank you.

Duncan Niederauer: Alex, it is Duncan. I will take that one. So we certainly intend to be very transparent on that and as we get closer to closing or shortly after closing when we are talking about migration plans, combinations of clearinghouses and giving the clients a roadmap of when all that can happen, when we are one company, it will be a lot easier to go a lot deeper.

So far, obviously, we’ve wanted to be cautious. We came up with that number that we have quoted by doing sort of what you suggested. We went to a few big customers and we said, look, we can’t really look at each other’s positions right now. You know what positions you have in both places. Why don’t each of us give you the data and then let’s run some correlations, let’s run some analyses and let’s see what we come up with.

So we felt pretty good that EUR2 billion or $3 billion was a fairly good number out of the gate based on some testing that we did, but I imagine we will be able to put a much finer point to that as we get closer to the closing and into the operating as Newco. And it is a great question because it is a significant benefit to the marketplace and it is obviously in our interest to be honest about it, but also be as clear with as many as we can that that is a real savings, not an illusory one.

Alex Kramm: So do you think, and this is the same question, so do you think there will be any opportunity to give more detail to the participants so that they can still comment or follow up in Phase 2 during the antitrust?

Duncan Niederauer: Yes, I think we haven’t approached it that way to date, but we can. It is a good suggestion. We have gone to several individuals and I think we would be prepared to do that under the outline of the ground rules that I just went through where we are not looking into each other’s clearinghouses prematurely -- that is inappropriate -- but certainly the end-user can see that for all of their clients and do that analysis.

Alex Kramm: All right, very good. Thank you.

Operator: Patrick O’Shaughnessy, Raymond James.

Patrick O’Shaughnessy: Good morning. So in June, CME Group announced that they are going to start to offer the Euribor contract. I was wondering if you could comment on how you think you guys are currently competitively positioned to defend against that entry, as well as any implications that might have on the antitrust concerns with your merger.

Duncan Niederauer: It is Duncan, Patrick. I will take that one. I will answer the second half of that first. I would think that it is -- in terms of the impact on the merger, it has been duly noted by the competition authorities in Brussels that there have been a few competitive efforts in the last few months either embarked upon or announced. So frankly, we think it is an example of, like other examples, that there is an opportunity to compete.

At the same time, we think what we have learned in NYSE Liffe US and in NYPC, as Tom went through in his material and this really gets to the first part of your question, if you are going to compete, we certainly understood we had to bring an innovative solution to the marketplace. I think listing look-alike contracts and not really adding any value from the capital efficiency point of view or whatever it might be we think are fairly easy to defend against.

So when we were trying to be an attacker in the US jurisdiction, we spent a lot of time trying to think about what more it had to be than just listing Eurodollars and treasuries. We didn’t think that was much of a competitive threat to the incumbent. So I think what you saw us do was spend a lot more time on something that was innovative, not just simply list a look-alike contract and attempt to compete. Tom, would you add anything to that from your point of view with your derivatives hat on?

Tom Callahan: I would tell you, I mean, of course, CME is an incredibly powerful global competitor, so we are taking the threat very, very seriously. We thought it was interesting that they chose to clear the products in Chicago, which is an inverse of when Liffe, unsuccessfully back in 2004, attempted to launch Eurodollars cleared in London and that proved to be a challenge for us at the time. So it will be interesting to see how European customers react to a Chicago cleared Euribor contract. But regardless, we are staying very close to our customers and we are taking the threat very, very seriously.

Patrick O’Shaughnessy: Thank you.

Operator: Johannes Thormann, HSBC.

Johannes Thormann: Good morning, everybody. Johannes from HSBC. One question concerning your balance sheet, please. You have successfully reduced your debt to EBITDA ratio. What is an appropriate level for your Company and will you continue to decrease or at which point do you think you will increase the dividend policy also in the light of the merger with Deutsche Boerse? Thank you.

Michael Geltzeiler: We have mentioned in the past that our current comfort zone and our targeted leverage is around 2 to 2.25 times, so the 1.7 is below the norm and expectation for our business. We have announced a special dividend, so clearly we are building balance sheet capacity so that when we complete the merger, we will have the necessary cash to pay the special dividend. So you shouldn’t read into the strength of the balance sheet as being the way we would run our business necessarily on a standalone basis, but clearly it is part of the plan to do the merger and as I said, develop (multiple speakers).

Johannes Thormann: Okay, understood. Thank you.

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Operator: Daniel Harris.

Daniel Harris: Hi, good morning, guys. Hey, Duncan, you talked a bit about the issues that you guys have been having with Euronext on the technology side with the sporadic outages and the index calculations. I was wondering if you could delve a little bit deeper into what that was, but more so also I think that as part of the merged entity, you are not going to be using UTP going forward. Can you talk about the decision process on that versus what the alternative is obviously with the Deutsche Boerse technology? Thanks.

Duncan Niederauer: Sure. I know you guys are everywhere, but you clearly know some things about our merger that we don’t know yet because we didn’t know that the decision had been made about UTP, but thanks for letting us know. We appreciate the heads up.

I think I am going to let Dominique, who is sitting here with me, talk about how we have diagnosed these issues, what we think the root cause was, what we have done about it, etc. and then I will have him kick it back to me and we will talk a little bit about how that may be impacting the discussion we are having around the common trading and clearing architecture, okay? So Dominique, why don’t we start with you?

Dominique Cerutti: Yes, so indeed we had on the European side full incident to be clear in June and July and we take that very seriously free of the incident and the one you are mentioning are originating in a complex accord. We made -- Mike, since you are asking, we made an update on [microcore] that was mandatory on one of our software and it has created some packet loss. We have the best expert on our camp and from the vendors to analyze that and it is this change combined with high market volume and some new behaviors enabled by the new capabilities that we are offering to members that are figuring some instability in some legacy software that we still run. So that is what happened.

I don’t want to go deeper; it could be quite complex. Again, we have analyzed the situation. We have taken mitigation actions in the short term and maybe more importantly, we are running the task force and we expect results in the next 30 days to check whether or not we have other vulnerabilities in our system and make sure that we will come back to our best-of-breed stability.

Duncan Niederauer: All right, and then to get to the second part of your question, I think we continue to have discussions about, as I’ve said to some of you before at various analyst meetings, etc., we view the common trading and clearing architecture as having many components starting with what we would call the common customer gateway, to the safety network, to the trading engines, to the backend systems, to the data dissemination tools, to the clearing platforms, etc. and we continue to have very healthy dialogue with our colleagues at DB. Some of the decisions about which pieces we will be using have already been made.

I think what we have said publicly is the system we end up using won’t be UTP or what DB runs right now; it will probably be an amalgam of all of the above. But I think on some of the components, we have already made the decision. Larry, do you want to add anything to that since you are on the call too as to where we are in that decision?

Larry Leibowitz: No, I think that is the right way to say it. We are going through a comparing functionality. The considerations really are functionality points, pain of client migration and really that matters a lot. We don’t want to put the clients through a big migration here and then ultimate cost savings. And you can be guaranteed that this is going to be a best-of-breed and no matter what, best of technologists on both sides.

The problems we have been having in Europe really are related to not only microcode, but legacy systems. It has nothing to do with UTP and really haven’t colored this discussion. I think it has been a very healthy discussion, not just among the technologists, but also among the businesses because the businesses are really concerned that functionality gets preserved and that their clients are not disturbed in this process.

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Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.